UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

UFJ Bank Limited

Mitsubishi Tokyo Financial Group’s Cooperation in

Strengthening of UFJ Group’s Capital

Tokyo, September 10, 2004 — Mitsubishi Tokyo Financial Group, Inc. (President and CEO, Nobuo Kuroyanagi, MTFG) and UFJ Holdings, Inc. (President and CEO, Ryosuke Tamakoshi, UFJ) and its subsidiary, UFJ Bank Limited (President, Takamune Okihara, UFJ Bank) have concluded an agreement based on the basic agreement announced on August 11, 2004 regarding MTFG’s cooperation in strengthening UFJ Group’s capital. Under the terms of today’s agreement, UFJ Bank will issue preferred shares and MTFG will purchase the shares for JPY700 billion.

The capital strengthening is part of the proposed management integration of MTFG and UFJ Group, as outlined in a basic agreement between the two groups announced on August 12, 2004. It will be implemented based on the assumption that the management integration of the two groups will proceed, and is intended to facilitate and maximize the benefits of the management integration.

UFJ Bank held a board of directors meeting today, which approved the issuance of preferred shares pursuant to the terms described in the attached document. MTFG also decided at its board of directors meeting held today that it will purchase the preferred shares to be issued by UFJ Bank.

*            *            *

Contacts:

MTFG,	Corporate Communications Office, Tel: 81-3-3240-8149
UFJ,	Public Relations Office, Tel: 81-3-3212-5460
UFJ	Bank, Corporate Communications Office, Tel: 81-3-3212-5460

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

I. DESCRIPTIONS OF NEW SHARES

1.	Name of newly issued shares

Class E Preferred Shares Series 1 of UFJ Bank Limited (the “Class E Preferred Shares Series 1”)

2.	Number of shares to be issued

3,500,000,000 shares

3.	Issue price and amount to be credited to stated capital

(1)	Issue Price

200 yen per share

(2)	Amount to be credited to stated capital

100 yen per share

4.	Aggregate issue price and aggregate amount to be credited to stated capital

(1)	Aggregate issue price

700 billion yen

(2)	Amount to be credited to stated capital

350 billion yen

5.	Date of application for subscription

September 29, 2004

6.	Payment date

September 29, 2004

7.	Date from which dividends are calculated

The day following the payment date referred to in Item 6 above

8.	Method of issuance

All shares will be allotted to Mitsubishi Tokyo Financial Group, Inc.

9.	Summary terms of the Class E Preferred Shares Series 1

(1)	Preferred dividends

(a) In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to holders of its shares of common stock (“Common Shareholders”) or registered pledgees who hold pledges on its shares of common stock (“Common Share Pledgees”), pay dividends in the amount of 14 yen per share (the “Class E Series 1 Preferred Dividends”), less any amount of the Class E Series 1 Interim Preferred Dividends (as defined in Item (2) below) if paid in the relevant fiscal year ending March 31, to holders of the Class E Preferred Shares Series 1 (the “Class E Series 1 Preferred Shareholders”) or registered pledgees who hold pledges on the Class E Preferred Shares Series 1 (the “Class E Series 1 Preferred Share Pledgees”). Notwithstanding the foregoing, the amount of the Class E Series 1 Preferred Dividends shall be 7 yen per share for the period starting from the day following the payment date and ending March 31, 2005.

(b) Non-cumulative

If the amount paid to the Class E Series 1 Preferred Shareholders and the Class E Series 1 Preferred Share Pledgees as dividends on the Class E Preferred Shares Series 1 in any fiscal year is not equal to the amount of the Class E Series 1 Preferred Dividends, the shortfall shall not be added to the dividends paid in the subsequent fiscal year.

(c) No right of participation in further dividends

No dividends shall be paid to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees other than the Class E Series 1 Preferred Dividends.

(2)	Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay interim dividends in an amount equal to one-half of the Class E Series 1 Preferred Dividend per share (the “Class E Series 1 Interim Preferred Dividends”) to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees.

(3)	Liquidation rights

(a) Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees shall be entitled to receive 200 yen per Class E Series 1 Preferred Share, prior to any distribution to Common Shareholders or Common Share Pledgees.

(b) No right of participation in any further remaining assets

No assets shall be distributed to the Class E Series 1 Preferred Shareholders upon liquidation except as set forth in (a) above.

(4)	Repurchase and retirement

UFJ Bank may at any time repurchase and retire the Class E Preferred Shares Series 1, separately or at the same time as it repurchases or retires one or more other classes of shares issued by UFJ Bank.

(5)	General voting rights

The Class E Series 1 Preferred Shareholders shall have no voting rights at a meeting of general shareholders, except as otherwise provided by law; provided, however, that the Class E Series 1 Preferred Shareholders shall be entitled to vote along with the Common Shareholders at a general meeting of shareholders if: (i) no proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is submitted to an annual meeting of shareholders held with respect to the fifth fiscal year (ending March 31, 2006) or any fiscal year thereafter, in which case voting rights may be exercised from the commencement of such meeting until the close of an annual meeting of shareholders at which a proposal for a declaration of the Class E Series 1 Preferred Dividends in the full amount is approved; or (ii) a proposal for a declaration of the Class E Series 1 Preferred Dividends is not approved at any such annual meeting, in which case voting rights may be exercised from the close of such annual meeting (i.e., starting at the immediately succeeding annual meeting) until the close of an annual meeting of shareholders at which a proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is approved.

(6)	Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class E Series 1 Preferred Shareholders is required to be passed, in addition to a resolution of a general meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation:

(i) Any amendment of UFJ Bank’s articles of incorporation;

(ii) Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock-for-stock transfer (kabushiki iten), corporate split (kaisha bunkatsu), transfer of business (eigyo joto), or acquisition of business (eigyo yuzuriuke);

(iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank’s net assets based on its latest audited balance sheet;

(iv) Any issuance of any shares of any class (except upon conversion of preferred shares), share purchase warrants (shinkabu yoyaku ken), or bonds with share purchase warrants (shinkabu yoyaku ken tsuki shasai);

(v) Any reduction of stated capital, capital surplus or legal reserve;

(vi) Any stock split or consolidation of shares;

(vii) Any appointment or removal of directors; or

(viii) Any appropriation of profit or loss.

(7)	Stock splits and consolidations of shares; pre-emptive rights

No stock split or consolidation of the Class E Preferred Shares Series 1 shall be made. No Class E Series 1 Preferred Shareholder has any right to subscribe for new shares, share purchase warrants, or bonds with share purchase warrants.

(8)	Right to convert into Class F Preferred Shares

(a) The Class E Series 1 Preferred Shareholders shall, on or after September 30, 2004, have the right to convert one Class E Preferred Share Series 1 into one Class F Preferred Share.

(b) For the purpose of payment of the first preferred dividends and interim preferred dividends on the Class F Preferred Shares issued upon conversion of the Class E Preferred Shares Series 1, an exercise of the conversion right made on or after April 1 through and including December 31 will be deemed to have been made on April 1, and an exercise of the conversion right made on or after January 1 through and including March 31 of the following year will be deemed to have been made on January 1.

(9)	Ranking

(a) The Class E Preferred Shares Series 1 rank pari passu with UFJ Bank’s other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(b) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank’s other classes of preferred shares as to liquidation preference. The Class E Preferred Shares Series 1 and the Class F Preferred Shares rank pari passu as to liquidation preference. Other classes of preferred shares of UFJ Bank rank pari passu as to liquidation preference.

(10)	Summary terms of the Class F preferred shares

(a) Issue price and amount to be credited to stated capital

(i) Issue price

        200 yen per share

(ii) Amount to be credited to stated capital

        100 yen per share

(b) Preferred dividends

(i) In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay dividends in the amount of 14 yen per share (the “Class F Preferred Dividends”), less any amount of the Class F Interim Preferred Dividends (as defined in Item (c) below) if paid in the relevant fiscal year ending March 31, to holders of the Class F Preferred Shares (the “Class F Preferred Shareholders”) or registered pledgees who hold pledges on Class F Preferred Shares (the “Class F Preferred Share Pledgees”).

(ii) Non-cumulative

If the amount paid to the Class F Preferred Shareholders and the Class F Preferred Share Pledgees as dividends on the Class F Preferred Shares in any fiscal year is not equal to the amount of the Class F Preferred Dividends, the shortfall will not be added to the dividends paid in the subsequent fiscal year.

(iii) No right of participation in further dividends

No dividends will be paid to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees other than the Class F Preferred Dividends.

(c) Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders and Common Share Pledgees, pay interim dividends in the amount equal to one-half of the Class F Preferred Dividends per share (the “Class F Interim Preferred Dividends”) to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees.

(d) Liquidation rights

(i) Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class F Preferred Shareholders or the Class F Preferred Share Pledgees will be entitled to receive 200 yen per Class F Preferred Share (the “Class F Liquidation Preference Amount”), prior to any distribution to the Common Shareholders or Common Share Pledgees.

(ii) No right of participation in any further remaining assets

No assets shall be distributed to the Class F Preferred Shareholders upon liquidation except as set forth in (i) above.

(e) Repurchase and retirement

UFJ Bank may at any time repurchase and retire the Class F Preferred Shares, separately or at the same time as it repurchases or retires one or more other classes of shares issued by UFJ Bank.

(f) Voting rights

The Class F Preferred Shareholders have the same voting rights as those of the Common Shareholders at a general meeting of shareholders.

(g) Stock splits and consolidations of shares; pre-emptive rights

(i) In the event of a stock split or consolidation of shares, the Common Shares and the Class F preferred shares will be split at the same time and at the same ratio.

(ii) If UFJ Banks grants its shareholders any right to subscribe for new shares, share purchase warrants, or bonds with share purchase warrants, the Common Shareholders will be granted the right to subscribe for new shares, share purchase warrants, or bonds with share purchase warrants for the Common Shares, and at the same time and at the same ratio, the Class F Preferred Shareholders will be granted the right to subscribe for new shares, share purchase warrants, or bonds with share purchase warrants for the Class F Preferred Shares.

(iii) In the event of a stock split, the amount of the Class F Preferred Dividends shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be deducted	=	Class F Preferred Dividend before adjustment	X	Number of Class F Preferred increased by stock split
Total number of Class F Preferred Shares after stock split

(iv) In the event of a consolidation of shares, the amount of the Class F Preferred Dividend shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be added	=	Class F Preferred Dividend before adjustment	X	Number of Class F Preferred decreased by consolidation
Total number of Class F Preferred Shares after consolidation

(v) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the amount of the Class F Preferred Dividend shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per share of the Class F Preferred Shares will be duly adjusted in the event of a stock split or consolidation of shares with respect to the Class F Preferred Shares or any similar event:

Adjustment amount to be deducted	=	Class F Preferred Dividend before adjustment	X	Number of Class F Preferred Shares newly issued	X	Issue price per Class F Preferred Share	—	Price paid per Class F Preferred Share newly issued
Issue price per Class F Preferred Share
Total number of Class F Preferred Shares after issuance of new shares

(vi) In the event that any right to subscribe for share purchase warrants or bonds with share purchase warrants is granted to shareholders and share purchase warrants or bonds with share purchase warrants are issued upon the exercise of such right, the amount of the Class F Preferred Dividend shall be duly adjusted in the same manner as (v) above.

(vii) In the event of a stock split, the Class F Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be deducted	=	Class F Liquidation Preference Amount before adjustment	X	Number of Class F Preferred increased by stock split
Total number of Class F Preferred Shares after stock split

(viii) In the event of a consolidation of shares, the Class F Liquidation Preference Amount shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be added	=	Class F Liquidation Preference Amount before adjustment	X	Number of Class F Preferred decreased by consolidation
Total number of Class F Preferred Shares after consolidation

(ix) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the Class F Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per share of the Class F Preferred Shares will be duly adjusted in the event of a stock split or consolidation of shares with respect to the Class F Preferred Shares or any similar event:

Adjustment amount to be deducted	=	Class F Liquidation Preference Amount before adjustment	X	Number of Class F Preferred Shares newly issued	X	Issue price per Class F Preferred Share	—	Price paid per Class F Preferred Share newly issued
Issue price per Class F Preferred Share
Total number of Class F Preferred Shares after issuance of new shares

(x) In the event that any right to subscribe for share purchase warrants or bonds with share purchase warrants is granted to shareholders and share purchase warrants or bonds with share purchase warrants are issued upon the exercise of such right, the Class F Liquidation Preference Amount shall be duly adjusted in the same manner as (ix) above.

(xi) The adjustment amounts to be deducted or added under (iii) through (x) above shall be calculated to the third decimal place, and any fraction below that place shall be discarded.

(h) Ranking

(i) The Class F Preferred Shares rank pari passu with UFJ Bank’s other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(ii) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank’s other classes of preferred shares as to liquidation preference. Class E Preferred Shares Series 1 and Class F Preferred Shares rank pari passu as to liquidation preference. Other classes of preferred shares of UFJ Bank rank pari passu as to liquidation preference.

10. Amount of net proceeds and use of proceeds

(1)	Amount of net proceeds

	Aggregate issue price:	700,000,000,000 yen

	Approximate estimate of expenses:	3,710,000,000 yen

	Amount of net proceeds:	696,290,000,000 yen

(2)	Use of proceeds

To be allocated to operating funds

11. Date of issuance

The day following the payment date referred to in Item 6 above

12. Name of stock exchange on which the new shares will be listed

Not applicable

13. Name of underwriter

Not applicable

14. Market in which offering will be made

Not applicable

15. Restriction on transfer set forth in Article 1-7 of the Cabinet Order for Enforcement of the Securities and Exchange Law

Not applicable

16. Information on the party subscribing for the shares (name, address, name of the representative, capital amount and business)

Name:	Mitsubishi Tokyo Financial Group, Inc. (“MTFG”)

Address:	4-1 Marunouchi, 2-chome, Chiyoda-ku, Tokyo

Name of representative:	Nobuo Kuroyanagi, President and CEO

Amount of stated capital:	1,258,052 million yen

Business:	Banking, and control and management of the business activities of companies which are permitted to be owned by MTFG as its subsidiaries under the Banking Law, and any other businesses relating to or incidental to the foregoing

17. Relationship between the reporting company and the subscribing company

Capital:	None

Business:	None

Personnel:	None

18. Agreements between the subscribing company and the reporting company in connection with the holding of the new shares

MTFG, UFJ Bank and UFJ Holdings, Inc. (“UFJ Holdings”), the parent company of UFJ Bank, executed the Basic Agreement dated September 10, 2004 (the “Basic Agreement”). The material terms and conditions of the Basic Agreement are as follows:

(1) Restriction of exercise of conversion right

(a) MTFG may not exercise the Conversion Right set forth in Item 9(8) above except upon the occurrence of any of the following events (the “Conversion Triggering Events”) (MTFG may agree to waive its right to exercise the Conversion Right):

(i) Any person other than MTFG or UFJ Holdings (except for such person as agreed upon by MTFG and UFJ Holdings in advance) becomes a shareholder of UFJ Bank;

(ii) Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock-for-stock transfer (kabushiki iten), corporate split (kaisha bunkatsu) or transfer of business (eigyo joto) between UFJ Holdings and any person other than MTFG is approved either by the board of directors or at a general meeting of shareholders of UFJ Holdings;

(iii) Any issuance of any new shares of any class, share purchase warrants (shinkabu yoyaku ken) or bonds with share purchase warrants (shinkabu yoyaku ken tsuki shasai) by UFJ Holdings is approved by the board of directors of UFJ Holdings;

(iv) Any person comes to own more than one-third (as calculated in accordance with Paragraph 4 of Article 27-23 of the Securities and Exchange Law) of UFJ Holdings’ shares, share purchase warrants or bonds with share purchase warrants (within the meaning of Paragraph 1 of Article 27-23 of the Securities and Exchange Law); or a tender offer for UFJ Holdings’ shares, shares purchase warrants or bonds with share purchase warrants commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of shares, shares purchase warrants or bonds with share purchase warrants are tendered such that the offerer and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than twenty (20) percent (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of such securities; or

(v) The proposal for the merger or consolidation of MTFG and UFJ Holdings is not approved at any meeting of the holders of any class of UFJ Holdings’ preferred shares (except in the event that such proposal is not approved at a meeting of general shareholders of UFJ Holdings).

(b) If any of the Conversion Triggering Events occurs, MTFG may exercise the Conversion Right for all the Class E Preferred Shares Series 1 in accordance with the provisions of Article 222-5 of the Commercial Code upon notice to UFJ of the occurrence of such Conversion Triggering Event with a reasonably detailed description thereof, in which event the conversion of all the Class E Preferred Shares Series 1 to Class F Preferred Shares shall take effect in accordance with the provisions of Article 222-6 of the Commercial Code.

(2) Restriction on transfer of the shares of UFJ Bank

Neither MTFG nor UFJ Holdings may, without the prior consent of the other party, transfer, incur a lien on, or otherwise dispose of, any shares of UFJ Bank, to or in favor of any third party including subsidiaries of such party.

(3) MTFG’s put option and UFJ Holdings’ call option

(i) If any of the following events occurs, MTFG shall have the right to sell all of the Class E Preferred Shares Series 1 or Class F Preferred Shares then held by MTFG (the “MTFG Shares”) to UFJ Holdings or such party designated by UFJ Holdings at such respective price as set forth below:

(a) In the event that UFJ Holdings has breached any of the representations and warranties (except for those relating to the Criminal Charges set forth in the Agreement), covenants or any other obligations under the Agreement in any material respect, an amount equal to 130 percent of the acquisition price of the MTFG Shares;

(b) In the event that any person comes to own more than one-third (as calculated in accordance with Paragraph 4 of Article 27-23 of the Securities and Exchange Law) of UFJ Holdings’ shares, share purchase warrants or bonds with share purchase warrants (within the meaning of Paragraph 1 of Article 27-23 of the Securities and Exchange Law); or a tender offer for UFJ Holdings’ shares, shares purchase warrants or bonds with share purchase warrants commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of shares, shares purchase warrants or bonds with share purchase warrants are tendered such that the offerer and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than one-third (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of such securities, an amount equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends (as defined below);

(c) In the event that the proposal for the merger or consolidation of MTFG and UFJ Holdings is not approved at two consecutive meetings of the holders of any class of UFJ Holdings’ preferred shares (except in the event that such proposal is not approved at a meeting of general shareholders of UFJ Holdings), an amount equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends; and

(d) In the event that the proposal submitted by the board of directors of UFJ Holdings in connection with the business integration between MTFG and UFJ Holdings (the “UFJ Holdings Proposal”) is neither approved at the general meeting of shareholders of UFJ Holdings held with respect to the fiscal year ending March 2005 nor at a general meeting of shareholders of UFJ Holdings held on or after October 1, 2005, or in the event that the proposal submitted by any party other than the board of directors of UFJ Holdings in connection with the business integration between UFJ Holdings and any party other than MTFG is approved at a general meeting of shareholders of UFJ Holdings held on or after October 1, 2005 and/or meetings of holders of any class or classes of shares of UFJ Holdings whose approval is required under the Commercial Code, an amount equal to 130 percent of the acquisition price of the MTFG Shares.

(ii) In the event set forth in (i)(d) above, UFJ Holdings shall have the right to purchase, or to cause such party designated by UFJ Holdings to purchase, all of the MTFG Shares from MTFG at the price equal to 130 percent of the acquisition price of the MTFG Shares.

(iii) For the purpose of this Section, the “Accumulated Outstanding Amount of Preferred Dividends” shall mean (i) in connection with the fiscal year to which the Payment Date belongs and any subsequent fiscal year, the aggregate amount of the difference by which the dividends actually paid on the MTFG Shares fall short of the preferred dividends payable on such MTFG Shares in each relevant fiscal year, plus (ii) the preferred dividends payable on the MTFG Shares in the fiscal year in which the sale or purchase of the MTFG Shares takes place calculated on the basis of a 365-day year for the actual number of days elapsed from and including the first day of the relevant fiscal year to and including the date of the sale or purchase of the MTFG Shares.

19. Other

The total number of shares issued by UFJ Bank and the amount of stated capital

The total number of shares issued

Common Shares:	4,528,782,732

Preferred Shares Series 1:	13,542,000

Class A Preferred Shares Series 1:	200,000,000

Class C Preferred Shares Series 1:	16,989,000

Class D Preferred Shares Series 1:	150,000,000

Class D Preferred Shares Series 2:	150,000,000

Amount of stated capital:	843,582,791,310 yen

II. DESCRIPTIONS OF SUBSCRIBER

Name of subscriber	Mitsubishi Tokyo Financial Group, Inc.

Number of shares to be subscribed	3,500,000,000 shares

Issue price	700,000,000,000 yen

Address	4-1 Marunouchi, 2-chome, Chiyoda-ku, Tokyo

Name of representative	Nobuo Kuroyanagi, President and CEO

Amount of stated capital*	1,258,052 million yen

Information on subscriber	Business		Bank holding company / securities holding company

	Large shareholders*		Japan Trustee Service Bank, Ltd.	6.32%

			Master Trust Bank of Japan, Ltd.	4.78%

			State Street Bank and Trust Company	3.31%

			Hero & Co.	2.75%

			Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Retirement Payment Account)	2.70%

			The Tokio Marine & Fire Insurance Co., Ltd.	2.26%

	Capital	The number of shares of MTFG held by us*	None

Relationship with subscriber		The number of our shares held by MTFG*	None

	Business	Trade	None

		Other	None

	Personnel	None

Information on holding of shares			None

*	As of March 31, 2004